SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Further to its Current Report on Form 6-K dated June 23, 2023, the registrant announces the following results of its Annual General Meeting of Shareholders (the “Meeting”) which was held on August 7, 2023, at 3:00 p.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the re-election of the following persons to the Board of Directors, each to serve for staggered terms ending at the annual general meetings of shareholders in accordance with their class: Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem.

In respect of Proposal 2 – The proposal regarding the equity compensation of Philip Serlin, the Company’s Chief Executive Officer, was not approved by the shareholders.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted to approve certain amendments to the Company’s Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of the appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and authorizing the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd. By: /s/ Philip A. Serlin Philip A. Serlin Chief Executive Officer

Dated: August 8, 2023